UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G105

(CUSIP Number)

Morningside Venture Investments Limited

C/O THC Management Services S.A.M.,

2nd Floor,

Le Prince De Galles

3-5 Avenue Des Citronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Daniel White, Esq.

1188 Centre Street

Newton Centre, MA 02459

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 39536G105

(1)	Names of Reporting Persons Morningside Venture Investments Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,857,931
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,857,931
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,857,931
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.3% (1)
(14)	Type of Reporting Person (See Instructions) CO

(1)

Based on 122,822,082 shares of Common Stock outstanding on February 2, 2022, as reported in the Issuer’s Current Report on Form 8-K dated February 2, 2022, filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2022.

CUSIP No. 39536G105

(1)	Names of Reporting Persons MVIL, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,000,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,000,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8% (1)
(14)	Type of Reporting Person (See Instructions) CO

(1)	Based on 122,822,082 shares of Common Stock outstanding on February 2, 2022, as reported in the Issuer’s Current Report on Form 8-K dated February 2, 2022, filed with the SEC on February 7, 2022.

CUSIP No. 39536G105

(1)	Names of Reporting Persons Frances Anne Elizabeth Richard
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,857,931
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,857,931
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,857,931
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.3% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based on 122,822,082 shares of Common Stock outstanding on February 2, 2022, as reported in the Issuer’s Current Report on Form 8-K dated February 2, 2022, filed with the SEC on February 7, 2022.

CUSIP No. 39536G105

(1)	Names of Reporting Persons Jill Marie Franklin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,857,931
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,857,931
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,857,931
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.3% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based on 122,822,082 shares of Common Stock outstanding on February 2, 2022, as reported in the Issuer’s Current Report on Form 8-K dated February 2, 2022, filed with the SEC on February 7, 2022.

CUSIP No. 39536G105

(1)	Names of Reporting Persons Peter Stuart Allenby Edwards
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,857,931
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,857,931
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,857,931
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.3% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based on 122,822,082 shares of Common Stock outstanding on February 2, 2022, as reported in the Issuer’s Current Report on Form 8-K dated February 2, 2022, filed with the SEC on February 7, 2022.

CUSIP No. 39536G105

(1)	Names of Reporting Persons Cheung Ka Ho
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,857,931
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,857,931
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,857,931
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.3% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based on 122,822,082 shares of Common Stock outstanding on February 2, 2022, as reported in the Issuer’s Current Report on Form 8-K dated February 2, 2022, filed with the SEC on February 7, 2022.

CUSIP No. 39536G105

(1)	Names of Reporting Persons Cheng Yee Wing Betty
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,000,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,000,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based on 122,822,082 shares of Common Stock outstanding on February 2, 2022, as reported in the Issuer’s Current Report on Form 8-K dated February 2, 2022, filed with the SEC on February 7, 2022.

CUSIP No. 39536G105

(1)	Names of Reporting Persons Wong See Wai
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,000,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,000,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.8% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based on 122,822,082 shares of Common Stock outstanding on February 2, 2022, as reported in the Issuer’s Current Report on Form 8-K dated February 2, 2022, filed with the SEC on February 7, 2022.

CUSIP No. 39536G105

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.0001 per share (the “Common Stock”), of GreenLight Biosciences Holdings, PBC, a Delaware corporation (the “Issuer”). The Issuer was formerly known as Environmental Impact Acquisition Corp. The address of the principal executive office of the Issuer is 200 Boston Avenue, Suite 3100, Medford, MA 02155. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Morningside Venture Investments Limited, a British Virgin Islands exempted company (“Morningside”), with respect to the Common Stock directly and beneficially owned by it;

(ii)	MVIL, LLC, a Delaware limited liability company (“MVIL”), with respect to the Common Stock directly and beneficially owned by it;

(iii)	Frances Anne Elizabeth Richard, with respect to the Common Stock beneficially owned by her as a result of her position as a director with Morningside;

(iv)	Jill Marie Franklin, with respect to the Common Stock beneficially owned by her as a result of her position as a director with Morningside;

(v)	Peter Stuart Allenby Edwards, with respect to the Common Stock beneficially owned by him as a result of his position as a director with Morningside;

(vi)	Cheung Ka Ho, with respect to the Common Stock beneficially owned by him as a result of his position as a director with Morningside;

(vii)	Cheng Yee Wing Betty, with respect to the Common Stock beneficially owned by her as a result of his position as a manager with MVIL; and

(viii)	Wong See Wai, with respect to the Common Stock beneficially owned by him as a result of his position as a manager with MVIL.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards, and Cheung Ka Ho are the directors of Morningside and share voting and dispositive power with respect to the securities held by Morningside, including by MVIL, its wholly owned subsidiary. Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung each disclaim beneficial ownership of the securities held by Morningside and MVIL. Cheng Yee Wing Betty and Wong See Wai are the managers of MVIL and share voting and dispositive power with respect to the securities held by MVIL. Ms. Cheng and Mr. Wong each disclaim ownership of the securities owned by MVIL. Morningside is ultimately wholly beneficially owned by trust over which Adriel Wenbwo Chan and Wong Yuk Lan share authority to remove the trustee.

(b)	The business address of each of the Reporting Persons other than MVIL, LLC is:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

CUSIP No. 39536G105

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

The business address of each of MVIL, LLC is:

22nd Floor Hang Lung Centre, 2-20 Paterson Street

Causeway Bay, Hong Kong

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)

The present principal business of Morningside, MVIL, Ms. Richard, Ms. Franklin, Mr. Edwards, Mr. Cheung, Dr. Cheng, Ms. Cheng and Mr. Wong is the venture capital and private equity investment business.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of the Reporting Persons is as set forth below:

Morningside	British Virgin Islands
MVIL	Delaware
Ms. Richard	United Kingdom
Ms. Franklin	United Kingdom
Mr. Edwards	United Kingdom
Mr. Cheung	Hong Kong
Ms. Cheng	Hong Kong
Mr. Wong	Hong Kong

CUSIP No. 39536G105

Item 3.	Source and Amount of Funds or Other Consideration.

On June 15, 2020, Morningside acquired 19,317,805 shares of Series D Preferred Stock of GreenLight BioSciences, Inc. (“GreenLight”) for an aggregate purchase price of approximately $35.0 million. All such shares were acquired with working capital.

In November 2021, concurrently with the execution of the Business Combination Agreement, dated August 9, 2021 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Issuer, Honey Bee Merger Sub, Inc. (“Merger Sub”), and GreenLight, and described below, and contingent on the closing of the transactions contemplated thereby, Morningside entered into a subscription agreement (the “Subscription Agreement”), pursuant to which it agreed to purchase $10.0 million of shares of the Issuer’s Class A Common Stock at a price of $10.00 per share in a PIPE financing (the “PIPE financing”).

On December 20, 2021, Morningside assigned its rights and obligations under the Subscription Agreement to MVIL, LLC, its wholly owned subsidiary.

On December 29, 2021, MVIL, LLC advanced an aggregate of $5.0 million of the proceeds to be raised in the Issuer’s PIPE financing through the purchase of convertible securities (the “Convertible Instruments”) pursuant to the terms of an Investment Agreement entered into between Greenlight and certain prepaying PIPE Investors. The Convertible Instruments matured 12 months after the date of issuance (or, if earlier, upon an event of default specified in the Convertible Instruments) and bore interest at the minimum applicable federal rate per annum, which interest was payable at maturity. In connection with the issuance of the Convertible Instruments, GreenLight, the Issuer and each prepaying PIPE Investor agreed in a letter agreement that the Issuer would accept a tender of its Convertible Instrument as payment of the purchase price under the prepaying PIPE Investor’s Subscription Agreement in an amount equal to the outstanding principal and interest accrued on the Convertible Instrument as of the date of the closing under the Subscription Agreement.

On February 2, 2022, immediately prior to and in connection with the closing of the Business Combination, MVIL acquired 1,000,000 shares of Class A Common Stock for an aggregate purchase price of approximately $10.0 million. Such shares were acquired by the tendering of the Convertible Instrument, which satisfied $5.0 of the consideration, and the balance was acquired with working capital.

On February 2, 2022, the Issuer consummated the business combination transaction (the “Business Combination”) contemplated by the Business Combination Agreement. On the date of the closing of the Business Combination, Merger Sub merged with and into GreenLight (the “Merger”), with GreenLight as the surviving company in the Merger. After giving effect to the Merger, GreenLight is a wholly owned subsidiary of the Issuer.

In connection with the Business Combination, the 19,317,805 shares of Series D Preferred Stock held by Morningside was exchanged at an exchange ratio of 0.6656 for 12,857,931 shares of Class A Common Stock of Issuer without additional consideration. Such shares were then converted on a one-for-one basis for 12,857,931 shares of Common Stock of Issuer. The 1,000,000 shares of Class A Common Stock acquired by MVIL in the PIPE financing converted into 1,000,000 shares of Common Stock of the Issuer in connection with the Business Combination.

Item 4.	Purpose of Transaction.

The securities reported herein were acquired solely for investment purposes with the aim of increasing the value of the investment and the Issuer. Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 39536G105

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based on 122,822,082 shares of Common Stock outstanding on February 2, 2022, as reported in the Issuer’s Current Report on Form 8-K dated February 2, 2022, filed with the SEC on February 7, 2022. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.	Morningside Venture Investments Limited

(a)

As of the date hereof, Morningside beneficially owns 13,857,931 shares of Common Stock, representing a beneficial ownership of approximately 11.3% of the Common Stock. Morningside directly holds 12,857,931 shares of Common Stock and MVIL, its wholly owned subsidiary, holds 1,000,000 shares of Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	13,857,931
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	13,857,931

CUSIP No. 39536G105

B.	MVIL, LLC

(a)	As of the date hereof, MVIL beneficially owns 1,000,000 shares of Common Stock, representing a beneficial ownership of approximately 0.8% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	1,000,000
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	1,000,000

C.	Frances Anne Elizabeth Richard

(a)	As of the date hereof, Ms. Richard beneficially owns 13,857,931 shares of Common Stock, representing a beneficial ownership of approximately 11.3% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	13,857,931
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	13,857,931

D.	Jill Marie Franklin

(a)	As of the date hereof, Ms. Franklin beneficially owns 13,857,931 shares of Common Stock, representing a beneficial ownership of approximately 11.3% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	13,857,931
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	13,857,931

E.	Peter Stuart Allenby Edwards

(a)	As of the date hereof, Mr. Edwards beneficially owns 13,857,931 shares of Common Stock, representing a beneficial ownership of approximately 11.3% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	13,857,931
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	13,857,931

F.	Cheung Ka Ho

(a)	As of the date hereof, Mr. Cheung beneficially owns 13,857,931 shares of Common Stock, representing a beneficial ownership of approximately 11.3% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	13,857,931
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	13,857,931

G.	Cheng Yee Wing Betty

(a)	As of the date hereof, Ms. Cheung beneficially owns 1,000,000 shares of Common Stock, representing a beneficial ownership of approximately 0.8% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	1,000,000
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	1,000,000

CUSIP No. 39536G105

H.	Wong See Wai

(a)	As of the date hereof, Mr. Cheung beneficially owns 1,000,000 shares of Common Stock, representing a beneficial ownership of approximately 0.8% of the Common Stock.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	1,000,000
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	1,000,000

(c)	See Item 3.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 is incorporated by reference in this Item 6.

Investor Rights Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer, Morningside and certain other stockholders of the Issuer and of Greenlight entered into the Investor Rights Agreement, dated August 9, 2021. Pursuant to the terms of the Investor Rights Agreement, the Issuer is obligated to file a registration statement to register the resale of certain shares of Common Stock within 45 days after the Closing and to maintain the effectiveness of such registration statement for a period of up to three years from its date of effectiveness. The Investor Rights Agreement also provides certain demand rights and piggy-back registration rights, subject to certain requirements and customary conditions.

The Investor Rights Agreement also provides that the securities of the Issuer held by Morningside is locked-up, subject to certain exceptions, until the earlier of (a) a period of 180 days from the closing date of the Business Combination Agreement, (b) the date that the last sale price of Issuer’s Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after the effective time of the Merger, and (c) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the holders the Issuer’s Common Stock having the right to exchange their Common Stock for cash, securities or other property.

The Investor Rights Agreement will terminate on the earliest of (i) the fifth anniversary of the effective time of the Merger, (ii) the date on which neither the stockholders party thereto nor any of their permitted assignees holds any securities registrable thereunder, (iii) certain acquisitions of GreenLight or substantially all of its assets and (iv) its liquidation, dissolution or winding up.

Transaction Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Issuer entered into a Transaction Support Agreement (the “Transaction Support Agreement”) with Morningside and certain other stockholders of GreenLight (the “Supporting Stockholders”). Under the Transaction Support Agreement, the Supporting Stockholders agreed, within five business days following the declaration by the

CUSIP No. 39536G105

staff of the SEC that the proxy statement/prospectus relating to the approval by the Issuer’s stockholders of the transactions contemplated in the Business Combination Agreement is effective, to execute and deliver a written consent with respect to the outstanding GreenLight shares held by the Supporting Stockholder adopting the Business Combination Agreement and related transactions and approving the Merger. The Greenlight Shares owned by the Supporting Stockholders represented a majority of the outstanding voting power (on a converted basis) of GreenLight.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

99.2	Transaction Support Agreement, dated August 9, 2021, by and between Issuer and Morningside Venture Investments Ltd. (filed as Annex G to the Issuer’s Proxy Statement and Prospectus dated January 13, 2022, filed with the SEC on January 13, 2022 and incorporated herein by reference)

99.3	Investor Rights Agreement, dated August 9, 2021, among Issuer, Morningside Venture Investments Ltd. and certain other stockholders (filed as Annex F to the Issuer’s Proxy Statement and Prospectus dated January 13, 2022, filed with the SEC on January 13, 2022 and incorporated herein by reference)

99.4	Subscription Agreement, dated August 9, 2021, by and between Issuer and Morningside Venture Investments Ltd. (filed as Annex E to the Issuer’s Proxy Statement and Prospectus dated January 13, 2022, filed with the SEC on January 13, 2022 and incorporated herein by reference)

99.5	Investment Agreement, dated December 29, 2021, between GreenLight Biosciences, Inc. and Morningside Venture Investments Ltd.

99.6	Letter Agreement, dated December 29, 2021, by and between Issuer, GreenLight Biosciences, Inc. and Morningside Venture Investments Ltd.

CUSIP No. 39536G105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 14, 2022

MORNINGSIDE VENTURE INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

MVIL, LLC

By:	/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty, Manager

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheung Ka Ho
Cheung Ka Ho

/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty

/s/ Wong See Wai
Wong See Wai